Filed Pursuant to Rule 433

Registration Statement Number 333-158816

February 24, 2010

COMCAST CORPORATION

$1,400,000,000 5.15% NOTES DUE 2020

$1,000,000,000 6.40% NOTES DUE 2040

Final Term Sheet

Issuer:	Comcast Corporation (the “Company”)

Cable Guarantors:	Comcast Cable Communications, LLC
Comcast Cable Holdings, LLC
Comcast MO Group, Inc.
Comcast MO of Delaware, LLC

On August 31, 2009, Comcast Cable Communications Holdings, Inc., formerly a cable guarantor, merged with and into Comcast Cable Communications, LLC, with Comcast Cable Communications, LLC continuing as the surviving entity and a cable guarantor

Issue of Securities:	5.15% Notes due 2020
6.40% Notes due 2040

Denomination:	$2,000 and multiples of $1,000 in excess thereof

Use of Proceeds:	The Company intends to use the proceeds from this offering, after deducting fees and expenses, for working capital and general corporate purposes, which may include funding a portion of its payment to General Electric Company due upon closing of the NBC Universal transaction (as described in the Company’s Annual Report on Form 10-K for the year ended December 31, 2009) and repayment of its 5.45% notes due November 2010 ($500 million principal amount outstanding)

Indenture:	Indenture dated as of January 7, 2003 by and among the Company, the cable guarantors named therein and The Bank of New York Mellon (formerly known as The Bank of New York), as trustee (the “Trustee”), as supplemented by the First Supplemental Indenture dated as of March 25, 2003 by and among the Company, the cable guarantors named therein and the Trustee, and as further supplemented by the Second Supplemental Indenture dated as of August 31, 2009 by and among the Company, the Cable Guarantors and the Trustee

Trustee:	The Bank of New York Mellon

Expected Ratings: [1]	Moody’s: Baa1; S&P: BBB+; Fitch: BBB+

Joint Book-Running Managers:	Deutsche Bank Securities Inc.
Mitsubishi UFJ Securities (USA), Inc.
RBS Securities Inc.
UBS Securities LLC

Co-Managers:	Banc of America Securities LLC
Barclays Capital Inc.
BNP Paribas Securities Corp.
Citigroup Global Markets Inc.
Daiwa Securities America Inc.
Goldman, Sachs & Co.
J.P. Morgan Securities Inc.
Morgan Stanley & Co. Incorporated
Wells Fargo Securities, LLC
Broadpoint Capital, Inc.
SunTrust Robinson Humphrey, Inc.
Lloyds TSB Bank plc
Mizuho Securities USA Inc.
U.S. Bancorp Investments, Inc.
BNY Mellon Capital Markets, LLC

Junior Co-Managers:	Loop Capital Markets, LLC
The Williams Capital Group, L.P.
Blaylock Robert Van, LLC
Cabrera Capital Markets, LLC
Doley Securities, LLC
Guzman & Company
M.R. Beal & Company
Samuel A. Ramirez & Co., Inc.

Trade Date:	February 24, 2010

Settlement Date:	March 1, 2010 (T+3)

[1]	A securities rating is not a recommendation to buy, sell or hold securities and may be subject to revision or withdrawal at any time.

5.15% Notes Due 2020

Aggregate Principal Amount:	$1,400,000,000

Maturity:	March 1, 2020

Interest Rate:	5.15% per annum, accruing from March 1, 2010 (calculated on the basis of a 360-day year consisting of twelve 30-day months)

Interest Payment Dates:	March 1 and September 1 commencing September 1, 2010

Pricing Benchmark:	UST 3.625% due February 2020

UST Spot (Yield):	99-14 (3.693% )

Spread to Benchmark:	+147 bps

Yield to Maturity:	5.163%

Makewhole Redemption:	The 5.15% Notes due 2020 are redeemable at the option of the Company at any time, in whole or in part, at a redemption price equal to the greater of (i) 100% of the principal amount of such notes and (ii) the sum of the present values of remaining scheduled payments of principal and interest (exclusive of interest accrued to the date of redemption) discounted to the redemption date on a semiannual basis at the Treasury Rate plus 25 basis points, plus in each case accrued interest thereon to the date of redemption

Additional Issuances:	An unlimited amount of additional 5.15% Notes due 2020 may be issued. The 5.15% Notes due 2020 and any additional 5.15% Notes due 2020 that may be issued may be treated as a single series for all purposes under the indenture

CUSIP Number:	20030NBA8

Public Offering Price:	99.899% plus accrued interest, if any, from March 1, 2010

Gross Spread:	0.45%

Net proceeds to Comcast, before expenses:	99.449% per $1,000 principal amount of Notes due 2020; $1,392,286,000 total

6.40% Notes Due 2040

Aggregate Principal Amount:	$1,000,000,000

Maturity:	March 1, 2040

Interest Rate:	6.40% per annum, accruing from March 1, 2010 (calculated on the basis of a 360-day year consisting of twelve 30-day months)

Interest Payment Dates:	March 1 and September 1 commencing September 1, 2010

Pricing Benchmark:	UST 4.375% due November 2039

UST Spot (Yield):	95-26 (4.636%)

Spread to Benchmark:	+180 bps

Yield to Maturity:	6.436%

Makewhole Redemption:	The 6.40% Notes due 2040 are redeemable at the option of the Company at any time, in whole or in part, at a redemption price equal to the greater of (i) 100% of the principal amount of such notes and (ii) the sum of the present values of remaining scheduled payments of principal and interest (exclusive of interest accrued to the date of redemption) discounted to the redemption date on a semiannual basis at the Treasury Rate plus 30 basis points, plus in each case accrued interest thereon to the date of redemption

Additional Issuances:	An unlimited amount of additional 6.40% Notes due 2040 may be issued. The 6.40% Notes due 2040 and any additional 6.40% Notes due 2040 that may be issued may be treated as a single series for all purposes under the indenture

CUSIP Number:	20030NBB6

Public Offering Price:	99.524% plus accrued interest, if any, from March 1, 2010

Gross Spread:	0.875%

Net proceeds to Comcast, before expenses:	98.649% per $1,000 principal amount of Notes due 2040; $986,490,000 total

The issuer has filed a registration statement (including a prospectus) with the SEC for the offering to which this communication relates. Before you invest, you should read the prospectus in that registration statement and other documents the issuer has filed with the SEC for more complete information about the issuer and this offering. You may get these documents for free by visiting EDGAR on the SEC Web site at www.sec.gov. Alternatively, the issuer, any underwriter or any dealer participating in the offering will arrange to send you the prospectus if you request it by calling Deutsche Bank Securities Inc. toll-free at (800) 503-4611, RBS Securities Inc. toll-free at (866) 884-2071, UBS Securities LLC toll-free at (877) 827-6444 (ext. 561-3884) or Mitsubishi UFJ Securities (USA), Inc. at (212) 405-7440.